PMU News Release #04-16 TSX, AMEX Symbol PMU October 28, 2004

DENTON-RAWHIDE MINE TO BECOME LANDFILL SITE
POTENTIALLY VALUED AT US $103 MILLION

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV (“the Rawhide Joint Venture”), today signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which are estimated will provide Pacific Rim with US$103.6 million in cash over the next 40+ years. The agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula. Based upon reasonable tipping fee projections, the net present value in 2005 of Pacific Rim's share of future tipping fees is approximately US $29 million. In addition, NRRG has provided US $0.5 million in earnest money and must make another payment of US $1 million upon closing.

Closing of this agreement is expected to occur on or before October 31, 2006 and is subject to three key provisions involving: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG is required to reach certain time and tonnage disposal milestones. Redeveloping the Denton-Rawhide Mine as a municipal solid waste landfill will provide a number of jobs, local and state tax revenues and a local community host fee over the next 42 years

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

“We are very excited by this innovative and potentially very lucrative agreement,” states Tom Shrake, CEO of Pacific Rim. “The cash flow currently being generated from residual leach gold production at Denton-Rawhide has allowed us, and will continue to allow us, to significantly advance our flagship El Dorado gold project in El Salvador by conducting an aggressive and successful exploration program without dilution to our shareholders. The anticipated cash flows from the tipping fees, or potential buyout from this agreement, represent a significant new asset to Pacific Rim, and we intend to leverage the cash flow from this asset for future development financing of our El Dorado project.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from production at its 49%-owned Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado high grade gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the successful completion of all conditions for closing of the Rawhide tipping agreement; the eventual closing of this agreement; the ability of the landfill operation to generate the cash flows from tipping fees currently anticipated; the net present value of the landfill operation if or when a buyout of the agreement is sought; the ability to utilize potential future cash flows to the benefit of the El Dorado project; the eventual use of funds; the results of current or future exploration activities and opportunities; the availability and amount of funds to conduct exploration programs; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com